UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2015

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: February 19, 2015

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK UNVEILS GRYPHON SL - ITS 3D FUNCTIONAL INKJET TECHNOLOGY
SYSTEM ENABLING BOTH SOLDER MASK AND LEGEND DEPOSITION - AT IPC APEX EXPO

Live demos of the system will be presented at Camtek's booth in IPC APEX next week

MIGDAL HAEMEK, Israel – February 19, 2015 – Camtek Ltd. (NASDAQ: CAMT and TASE: CAMT), today announced the launch of Gryphon SL at the IPC APEX EXPO in San Diego, which will be held between February 22 until the 26th.

Gryphon SL is the latest innovation of Camtek’s 3D functional inkjet technology system, enabling a one-stop-shop process for both Solder Mask and Legend deposition by 3D inkjet technology. This new system is designed to replace both the traditional solder mask and the legend deposition processes in the manufacture of Printed Circuit Boards (PCB). Gryphon SL enhances production by significantly improving the accuracy, reliability and yield of the process, while reducing manpower needs and eliminating the need to treat waste products from the process.

Camtek will unveil the Gryphon SL at the IPC APEX EXPO, booth number 2125, and will give live demonstrations of the system's capabilities showing a full cycle of solder mask deposition and legend printing.

Rafi Amit, Chairman and CEO of Camtek commented, “I am very excited to unveil our latest and enhanced 3D functional inkjet system, the Gryphon SL at the IPC APEX EXPO. The serious interest we have seen from potential customers leaves us with no doubt that the system brings a significant innovation to the PCB manufacturing industry. Gryphon SL is a huge leap forward in the digitalization of traditional PCB manufacturing processes and is designed to enhance production, reliability and yield at lower overall cost and zero waste."

Dr. Boaz Nitzan, Vice President of Camtek’s Functional Inkjet Technologies (FIT) Division added, "Gryphon SL was designed and developed with a long-term vision that keeps in pace with the PCB market roadmap and meets the most demanding manufacturing requirements and standards. I am confident that by combining both the Solder Mask and Legend processes on the same system we will significantly change the PCB manufacturing landscape. We intend to continue our innovative solutions’ development for the PCB manufacturing process with our breakthrough technologies."

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.